14041506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
SEP 02 2014

SEC FILE NUMBER
8- 68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Suite 5005
(No. and Street)

New York	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Tsutsui 212-661-0061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway	Bellmore	NY	11710
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Tsutsui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management (US) Corporatiion, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

XIAO YAN CHEN NOTARY PUBLIC STATE OF NEW YORK NO. 01CH6234682 QUALIFIED IN KINGS COUNTY COMM. EXP. 01/24/2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sec

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2014

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
JUNE 30, 2014

CONTENTS

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

We have audited the accompanying financial statements of Ashmore Investment Management (US) Corporation (a Delaware corporation) (a wholly owned subsidiary of Ashmore Investments (UK) Limited) (the "Company") which comprise the statement of financial condition as of June 30, 2014, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Ashmore Investment Management (US) Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Ashmore Investment Management (US) Corporation's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schwartz & Company, LLP

New York, New York
August 22, 2014

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2014

ASSETS

Current assets	
Cash	$ 2,616,354
Receivable from affiliate	8,420,929
Prepaid expenses	33,593
Other fees receivable	5,064
Total current assets	11,075,940
Property and equipment, net	66,047
Goodwill	5,817,164
Total assets	$ 16,959,151

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued expenses	$ 3,407,315
Stockholder's equity	
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding	60
Additional paid-in capital	11,880,191
Retained earnings	1,671,585
Total stockholder's equity	13,551,836
Total liabilities and stockholder's equity	$ 16,959,151

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2014

Revenue	$ 11,119,740
Operating expenses	
Employee and related expenses	8,125,146
Occupancy	190,483
Professional and consulting	215,333
General and administrative	620,580
Broker fees	388,076
Dues and subscriptions	77,007
Licenses and permits	95,683
Travel and entertainment	693,898
Property tax	2,448
Depreciation and amortization	40,312
Total operating expenses	10,448,966
Income from operations	670,774
Other income	
Interest income	1,099
Total other income	1,099
Income before income tax expense	671,873
State and local tax expense	42,500
Net income	$ 629,373

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2014

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2013	6,022	$ 60	$ 10,337,478	$ 1,042,212	$ 11,379,750
Restricted share awards	-	-	1,542,713	-	1,542,713
Net income	-	-	-	629,373	629,373
Balance - June 30, 2014	6,022	$ 60	$ 11,880,191	$ 1,671,585	$ 13,551,836

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2014

Cash flows from operating activities:	
Net income	$ 629,373
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	40,312
Restricted share awards	1,542,713
(Increase) decrease in assets:	
Receivable from affiliates	(3,037,530)
Prepaid expenses	17,196
Other fees receivable	8,332
Increase (decrease) in liabilities:	
Accrued expenses	1,748,937
Net cash provided by operating activities	949,333
Cash flows from investing activities:	
Purchase of property and equipment	(21,772)
Net increase in cash	927,561
Cash - beginning of year	1,688,793
Cash - end of year	$ 2,616,354
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 42,500

The accompanying notes are an integral part of these financial statements.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2014

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. The Company is a wholly owned subsidiary of Ashmore Investments (UK) Limited (the "Parent"), which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates relate to the employee bonus accrual and restricted share awards. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2014, the Company had an uninsured cash balance of approximately $2,349,797 with one financial institution. The Company has not experienced any losses in such accounts.

Other Fees Receivable

Other fees receivable represent amounts due from the sale of mutual fund investments. Other fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years.

Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The purchase price exceeded the net assets acquired by $5,817,164.

The Company evaluates goodwill on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative goodwill impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using the discounted cash flows approach. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the goodwill impairment test. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit's goodwill with the carrying value of that goodwill. The amount, by which the carrying value of the goodwill exceeds its implied fair value, if any, is recognized as an impairment loss.

The business of the Company is managed by its Parent as a single unit, with asset allocations, research and other such operational practices reflecting the commonality of approach across all subsidiary entities. Therefore, for the purposes of testing goodwill impairment, the Parent considers all subsidiaries as a single unit and the impairment review is conducted for the group as a whole.

Note 2: Summary of Significant Accounting Policies (continued)

The Company's evaluation of goodwill completed during the year ended June 30, 2014 resulted in no impairment losses.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company earns commissions and fees and marketing revenue. Commission and fees are earned from the sale of mutual fund investments. Marketing revenue is earned from providing marketing and investor support services to an affiliate. Revenue is recognized as marketing services are rendered and when the commissions and fees are earned.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Restricted Share Awards

Employee restricted share awards under the Parent's Executive Omnibus Incentive Plan (the "Plan") are accounted for in accordance with the FASB ASC 718, *"Compensation – Stock Compensation."* This statement defines a fair value based method of accounting for share awards. Under the fair value method, compensation cost is measured at the grant date of the shares based on the value of the award and is recognized over the service period, which is the vesting period. (See Note 7).

Income Taxes

The Company adopted the provisions of FASB ASC 740, *"Accounting for Income Taxes"*. The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon the ultimate settlement with a taxing authority.

Note 2: Summary of Significant Accounting Policies (continued)

The provisions of FASB ASC 740, "*Accounting for Income Taxes*", require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has recorded such a valuation allowance. (See Note 8).

Note 3: Property and Equipment

Property and equipment at June 30, 2014, consists of the following:

Computer equipment	$ 97,771
Furniture and fixtures	39,674
Leasehold improvements	39,836
	177,281
Less accumulated depreciation and amortization	(111,234)
Property and equipment, net	$ 66,047

Depreciation and amortization expense related to property and equipment for the year ended June 30, 2014 was $40,312.

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2014 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective July 1, 2011, the Company entered into a marketing agreement with an affiliate to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") in respect to the various funds and accounts for whom AIML acts as the investment manager or the investment adviser. For the year ended June 30, 2014, the Company has earned $11,064,241 from this agreement, which is included in revenue in the statement of income. This one agreement accounted for 95% of the total revenue for the year ended June 30, 2014. As of June 30, 2014 the intercompany balance with AIML is $8,420,929.

The Company's office space is leased by an affiliate on behalf of the Company. An affiliate pays rent and any other applicable charges directly to the lease owner and is responsible for any rental liability in accordance with the term of the lease. The Company records rental expense and applies corresponding credit against the receivable from the affiliate per the marketing agreement. For year ended June 30, 2014, the Company recognized $190,483 of rent and related expenses.

Effective July 1, 2013, the Company entered into a service agreement with Ashmore Equities Investment Management Corporation ("AEIM"), an affiliate. The service agreement allows both entities to provide finance, legal, compliance, HR and other support services to each other and will be remunerated for such services. For the year ended June 30, 2014, AEIM provided services to the Company totaling $165,905 and the Company had a payable balance to AEIM of $165,905 as of June 30, 2014. No services were provided by the Company to AEIM during the year ended June 30, 2014.

Effective July 1 2013, the Company entered into a service agreement with Ashmore Group plc ("AGL"), the ultimate parent of the Company. AGL is a public company incorporated under the laws of the United Kingdom. Under the service agreement, AGL provides support services to the Company such as IT, HR, Legal and Compliance. For the year ended June 30, 2014, AGL provided services to the Company totaling $81,781 and the Company had a payable balance to AGL of $81,781.

Note 6: Employee Benefits

In March 2013, the Company established a 401(k) Plan for the benefit of all employees who are not deemed excluded employees and meet the eligibility requirements as defined in the 401(k) Plan. Subject to certain annual dollar limitations, eligible employees may elect to make contributions to the Plan up to the maximum allowed by the Internal Revenue Service. The Company may make a discretionary profit sharing contribution to the 401(k) Plan of 6% of an employee's annual compensation subject to certain annual dollar limitations. For the year ended June 30, 2014, the Company's profit sharing contributions was $152,113.

Employees of the Company are entitled to paid vacation and paid sick days. At June 30, 2014, the Company accrued $79,660 in compensated absences, which are included in accrued expenses on the accompanying statement of financial condition.

Note 7: Restricted Share Awards

The 2006 Executive Omnibus Incentive Plan provides for the grant of share awards, market value options, premium cost options, discounted options, linked options, phantom and/or nil cost options to employees. The plan will also allow bonuses to be deferred in the form of share awards with or without matching shares. These elements can be used singly or in combination. Awards granted under the plan typically vest after five years from the date of grant, with the exception of bonus awards which vest after the shorter of five years from date of grant or on the date of termination of employment.

The fair value of each award is calculated based on the average closing price of the Parent's stock for the five business days immediately prior to grant. Where the grant of restricted and matching share awards is linked to the annual bonus process, the fair value of the awards is spread over a period including the current financial year and the subsequent five years to their release date when the grantee becomes unconditionally entitled to the underlying shares. The fair value of the remaining awards is spread over the period from date of grant to the release date.

Note 7: Restricted Share Awards (continued)

The following table summarizes the activity of the Company's restricted share awards as of June 30, 2014:

	Number of Shares Subject to Awards	Weighted Average Share Price	Weighted Average Remaining Contractual Term (years)
Outstanding – as of July 1, 2013	1,145,359	$5.42	
Granted	423,192	$6.11	
Vested	-		
Forfeited	-		
Outstanding – as of June 30, 2014	1,568,551	$5.61	2.96

No shares were fully vested or forfeited during the year ended June 30, 2014.

Compensation cost for restricted share awards charged to operations was $1,542,713 and is included in employee and related expenses in the accompanying statement of income.

As of June 30, 2014, there was $4,428,952 of total unrecognized compensation cost related to non-vested share based compensation arrangements granted under the plan. The cost is expected to be recognized over the weighted average period of 2.96 years as of June 30, 2014. There was no income tax benefit realized from the share-based payment arrangements for the year ended June 30, 2014. (See Note 8).

Estimated future compensation costs are as follows:

Year Ending June 30,	Amount
2015	$1,445,429
2016	1,293,090
2017	1,042,143
2018	555,011
2019	93,279

Note 8: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the Company's deferred tax assets (liabilities) as of June 30, 2014 are as follows:

Deferred tax assets	
Net operating losses carryforward	$1,715,590
Vacation accrual	36,469
Total deferred tax assets	1,752,059
Less: valuation allowance	(10,441)
Net deferred tax assets	1,741,618
Deferred tax liabilities	
Goodwill	(981,438)
Accrued bonus	(686,715)
Organization costs	(65,820)
Depreciation and amortization	(7,645)
Total deferred tax liabilities	(1,741,618)
Net deferred tax assets (liabilities)	$ -

Note 8: Income Taxes (continued)

The net change in the valuation allowance at June 30, 2014 is as follows:

	Federal	State and Local	Total
Valuation allowance – July 1, 2013	$ 1,113,546	$ 711,639	$ 1,825,185
Decrease in valuation allowance	(1,107,176)	(707,568)	(1,814,744)
Valuation allowance – June 30, 2014	$ 6,370	$ 4,071	$ 10,441

The deferred income tax benefit of the Company is based on its cumulative net operating losses available to offset the future taxable income at current income tax rates.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. The Company had no unrecognized tax benefits and related interest and penalties expenses.

Currently, the Company is not under examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2011. As of June 30, 2014 the Company has federal net operating losses carryforward of approximately $2,344,455 which will expire in various years through 2033.

Note 9: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

Note 10: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2014, the Company had net capital of approximately $2,145,039, which was $2,113,618 in excess of its required net capital of $31,421.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2014

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2014

Total stockholder's equity	$ 13,551,836
Additions	
Allowable credits – discretionary bonus accrual	2,936,000
Deductions	
Nonallowable assets	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	8,425,993
Property, furniture and equipment	66,047
Other assets	5,850,757
Total nonallowable assets	14,342,797
Net capital	$ 2,145,039
Aggregate indebtedness	
Accrued expenses	$ 471,315
Total aggregate indebtedness	$ 471,315
Computation of basic net capital requirement	
Computed minimum net capital required (6.6667% of aggregate indebtedness)	$ 31,421
Minimum dollar net capital requirement	$ 5,000
Excess net capital ($2,145,039 - $31,421)	$ 2,113,618
Percentage of aggregate indebtedness to net capital	21.97%

See independent auditor's report on supplementary information.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2014

Reconciliation with Company's computation included in part II of Form X-17A-5 as of June 30, 2014

Net capital, as reported in Company's part II (unaudited)	
FOCUS report	$ 1,737,159
Adjustments:	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	564,757
Stockholder's equity – APIC	(193,287)
Stockholder's equity – retained earnings	36,410
Net capital per the preceding calculation	$ 2,145,039

See independent auditor's report on supplementary information.

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

We have reviewed management's statements, included in the accompanying exemption report in which (1) Ashmore Investment Management (US) Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schwartz & Company, LLP

New York, New York
August 22, 2014

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, FL 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT

ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2014, which were agreed to by Ashmore Investment Management (US) Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ashmore Investment Management (US) Corporation's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7. Ashmore Investment Management (US) Corporation's management is responsible for Ashmore Investment Management (US) Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal; noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014 noting that certain revenue was not subject to SIPC's net operating revenue determination; noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, SIPC 7 calculation, detailing other revenue not related either directly or indirectly to the securities business; noting no differences, and

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, SIPC 7 calculation, detailing certain other revenue not related either directly or indirectly to the securities business noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

New York, New York
August 22, 2014

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: RECONCILIATION OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
JUNE 30, 2014

Revenue per Statement of Income	$ 11,119,740
Less revenue excluded from SIPC Net Operating Revenues Determination	(10,058,401)
SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	$ 1,061,339
General Assessments at .0025	2,653
Payment Remitted with Form SIPC-6	(927)
Prior Year Overpayments	-
Amount Due with Form SIPC-7	$ 1,726

See independent auditor's report on supplementary information.